UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CRYO-CELL INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3023093
(State of Incorporation or Organization)	(IRS Employer Identification No.)

700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL	34677
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 749-2100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class to be registered
Common Stock, $0.01 par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section12(g) of the Act:

None

The registration statement is filed with the Securities and Exchange Commission in connection with the registrant’s listing of its common stock on The Nasdaq Stock Market LLC.

Item 1. Description of Registrant’s Securities to be Registered.

The following is a summary of the terms of Cryo-Cell International, Inc. (the “Registrant” or the “Company”) common stock.

Authorized Shares of Capital Stock

As set forth in the Registrant’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Registrant’s authorized capital stock consists on twenty million (20,000,000) shares of common stock, $0.01 par value, and five hundred thousand (500,000) shares of preferred stock, $0.01 par value.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters upon which our stockholders are entitled to vote, including the election of directors. In the election of directors, holders of the Company’s commons stock do not have cumulative voting rights.

Dividend Rights

Holders of the Company’s common stock have equal rights to receive dividends as and when they may be declared by the Company’s Board of Directors out of funds legally available for the payment of dividends, subject to the rights of any issued and outstanding preferred stock.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or other voluntary winding up, holders of the Company’s common stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the rights of any issued and outstanding preferred stock. To increase the authorized number of shares of the Company’s common stock outstanding, the affirmative vote of the holders of at least a majority of the Company’s common stock outstanding would be required, subject to the rights of any issued and outstanding preferred stock.

Other Rights and Preferences

The holders of the Company’s common stock have no sinking fund or redemption provisions or preemptive, conversion or exchange rights and is not subject to further calls or assessments by the Company. The Company’s common stock is not by its terms subject to any restriction on alienation. All outstanding shares of the Company’s common stock are fully paid and nonassessable.

Issuance of Preferred Stock

The Registrant’s board of directors has authority to issue preferred stock from time to time and to fix or alter the designations, preferences, and relative, participating, optional, or special rights, and qualifications, limitations, or restrictions, of such preferred shares including without limitation of the generality of the foregoing, dividend rates, conversion rights, the rights of convertibility into common shares, voting rights, and rights, price (s) and terms of redemption. The Registrant’s board of directors has the authority to set the terms and conditions of convertibility, issuance of dividends, and priority claim of preferred shareholders on corporate assets.

Certain Anti-Takeover Effects

Certain provision of the Registrant’s Bylaws (the “Bylaws”) may be deemed to have an anti-takeover effect, as follows:

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before meetings of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders or at a special meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the Registrant’s stockholders from bringing matters before meetings of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under the Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Choice of Forum

The Bylaws provides that the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any current or former stockholder (including a current or former beneficial owner) to bring any claim relating to an Internal Matter (as defined in the Bylaws), other than as to any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery.

Amendments to the Certificate of Incorporation and Bylaws

Pursuant to the Certificate of Incorporation, the Registrant reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Incorporation.

All Bylaws of the Registrant shall be subject to revision, amendment or repeal, and new Bylaws may be adopted from time to time by the holders of a majority of the voting power of the capital stock entitled to vote thereon, voting together as a single class. Notwithstanding the foregoing and anything contained in the Bylaws to the contrary, Sections 3, 4, 9(d) and 10 of Article II and Section 1 of Article IX of the Bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the voting power of the capital stock entitled to vote thereon, voting together as a single class.

All Bylaws of the Registrant also shall be subject to revision, amendment or repeal, and new Bylaws may be adopted from time to time, by the affirmative vote of a majority of the Whole Board (as defined in the Bylaws).

Transfer Agent and Registrar

Continental Stock Transfer and Trust Company is the transfer agent and registrar for the Registrant’s common stock.

Item 2. Exhibits.

Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CRYO-CELL INTERNATIONAL, INC.

Dated: August 27, 2021	By:	/s/ David Portnoy
David Portnoy
Chairman and Co-Chief Executive Officer